VIA U.S. MAIL AND EDGAR

August 2, 2011

James Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ardea Biosciences, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 11, 2011
File No. 001-33734

Dear Mr. Rosenberg:

On behalf of Ardea Biosciences, Inc. (“Ardea” or the “Company”), I confirm receipt on July 19, 2011 of your comment letter dated July 19, 2011, regarding the Company’s Form 10-K for the year ended December 31, 2010, as described above. Set forth below is our response to your comment letter. To assist in your review, the Company has included below the text of the Staff’s comment in italics.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2010 and 2009

Research and Development Expenses, page 31

Comment:	1. The disclosure on page 29 appears to indicate that you track your outsourced research and development services by project. Please provide us proposed disclosure to be included in future periodic filings to separately quantify the outsourced research and development expenses by project and remaining expenses by the type of cost incurred for the periods presented. The sum of these separately quantified expenses should agree to the research and development expenses presented on your statements of operations.

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Response:

Below is the proposed sample disclosure for inclusion in the Company’s future periodic filings:

Research and development expense consisted of the following (in thousands):

March 31,
	2011		2010
Lesinurad and RDEA3170 related outsourced costs	$	X,XXX	$	X,XXX
BAY 86-9766 (RDEA119) related outsourced costs		XXX		XXX
Personnel and related costs		X,XXX		X,XXX
Share-based compensation expense		XXX		XXX
Facility related costs		XXX		XXX
Other miscellaneous		XXX		XXX

Total Research and Development Expenses	$	XX,XXX	$	XX,XXX

The Company respectfully confirms that it will revise the disclosure in its next periodic filing to include the above disclosure for all periods presented and that the sum of the separately quantified expenses will agree to the research and development expenses presented on the Company’s statement of operations.

Liquidity and Capital Resources

Comment:	2. Please provide us proposed disclosure to be included in future periodic filings to clarify whether your milestone obligations are included in the contractual obligations table. At a minimum, provide in your proposed disclosure a footnote to the contractual obligations table that quantifies the aggregate amount of milestones that you may be obligated to pay in the future and the types of event that would trigger those payments.

Response:

Below is the proposed sample disclosure (additions to current disclosure in bold and underlined) for inclusion in the Company’s future periodic filings:

Under the asset purchase agreement with Valeant, the Company is required to pay Valeant $2.0 million after the first patient is dosed in the first Phase 2b study for the NNRTI program and $1.0 million after the first patient is dosed in the first Phase 2 study for the MEK inhibitor program. Each milestone payment will be recorded when and if the related contingency is resolved and consideration becomes payable. As of December 31, 2010, the first milestone for the MEK inhibitor program had been earned and the Company recorded $1.0 million to research and development expense in the fourth quarter of 2010. The $1.0 million milestone payment was subsequently paid to Valeant in January 2011.

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The following table summarizes our contractual obligations as of December 31, 2010. Long-term debt and capital lease obligations include interest.

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Long-term debt obligations	$4,030	$3,875	$91	$64	$—
Operating lease obligations	4,673	1,094	2,234	1,345	—
Capital lease obligations	279	122	90	67	—
Purchase Obligations	1,385	1,366	19	—	—

Total*	$10,367	$6,457	$2,434	$1,476	$—

*	The table above does not include potential future milestone payments due under the agreement with Valeant. Due to the contingent nature of these payments, we are unable to estimate with certainty the amount and timing of future milestone payments that we may incur under the Valeant agreement. We intend to use our current financial resources to fund our obligations, if any, under the Valeant agreement.

The Company respectfully confirms that it will revise the disclosure in its next periodic filing that includes the contractual obligations table to include the above disclosure.

Notes to Consolidated Financial Statements

Note 8 – Bayer Relationship, page F-18

Comment:	3. Please provide us an analysis, at each quarter and year-end date that financial statements were issued, that supports your use of a 13, 26 and 38 month period, as applicable, starting with the second quarter of 2009 through the first quarter of 2011. In your analyses, address how you considered the applicable terms in the agreement that could affect the period used.

Response:

Under the License Agreement with Bayer, the Company received a $35M upfront license fee. In partial consideration for the license fee the Company was responsible for transferring documents, initial materials and all material information and data requested to Bayer, providing technical assistance to Bayer for a period of six months, manufacturing quantities of product until such

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time as Bayer was able to take over that responsibility, permitting Bayer to conduct various operational audits as requested, obtain and make available to Bayer documentation of activities at third-party service providers, comply with applicable laws, assign applicable contracts to Bayer as requested, provide Bayer notice in the event of an applicable FDA debarment and continue to completion two Phase 1 human clinical trials that were underway at the time the License Agreement was entered into. In accordance with Accounting Standard 605, Revenue Recognition, the upfront fee of $35M is being recognized on a straight-line basis over the estimated period of time it takes the Company to fulfill all of its responsibilities under the License Agreement. As all other Company obligations have already been completed, have lapsed as a result of the passage of time, are uncertain as to their future occurrence or have not been requested by Bayer, the Company determined that the time period estimated to continue to completion the two then ongoing clinical trials of RDEA119, known as the 119-101 and 119-103 studies, was the appropriate period to use to determine the amortization period. In addition, of the Company’s responsibilities, the completion of these studies was estimated to take the longest period of time. On a quarterly basis, the Company re-evaluates the status of the studies to determine if the estimated completion dates are still appropriate given the progress and current status of the studies. The completion date for the trials was originally estimated to be May 2010 (a 13-month period). This estimated completion date was extended to June 2011 (a 26-month period) in December 2009 and extended again in September 2010 to June 2012 (a 38-month period).

Q2 2009:

In May 2009, the Company’s original estimated period for completion of studies 119-101 and 119-103 was approximately 13 months (May 2009 to May 2010). This estimate was based on the scope and status of the studies at the time the License Agreement was entered into and expected future patient enrollment, dosing and evaluation, as well as final study documentation timeline estimates as developed and provided by Ardea’s Clinical Program Management Department.

Q3 2009:

In the third quarter 2009, during the review of the status of studies 119-101 and 119-103, the Company determined that the then current 13-month amortization period ending in May 2010 was still appropriate. Accordingly, the Company continued to recognize the upfront license fee over the original 13-month period.

Q4 2009:

In December 2009, as a result of logistical delays and slower than anticipated patient enrollment due to study design changes requested by Bayer, the Company determined that studies 119-101 and 119-103 would not be completed by May 2010. At such time, the Company extended its estimated completion date of these studies to June 2011 and correspondingly increased the amortization period of the remaining deferred, unamortized license fee to 26 months ending June 2011.

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In accordance with Accounting Standard Codification Topic 250, Accounting Changes and Error Corrections (“ASC 250”), the extension of the amortization period was treated as a change in accounting estimate and was accounted for prospectively.

Q1 & Q2 2010:

During the first and second quarters of 2010 the Company again reviewed the status of studies 119-101 and 119-103 and determined that the then current amortization period ending June 2011 was still appropriate. Accordingly, the Company continued to recognize the upfront license fee over the 26-month period.

Q3 2010:

In July 2010, the Company identified the maximum dose of RDEA119 that was tolerable in combination with sorafenib (the “MTD”) in study 119-103. The identification of the MTD provided the information required to advance RDEA119 into Phase 2 combination studies while study 119-103 continued on to completion. However, in September 2010, the Company revised its estimated completion date for study 119-103 from June 2011 to June 2012 based on slower than previously anticipated patient enrollment. The delayed enrollment was determined to have been due to additional changes in study design requested by Bayer. As a result of the revised estimated completion date, the Company increased the amortization period of the remaining deferred, unamortized license fee to 38 months ending June 2012.

Over the course of study 119-103, the study protocol has been amended numerous times and amounts reimbursable from Bayer to the Company were increased by approximately 155% in July 2010 and by an additional 50% in May 2011, each time as a result of the impact of design changes. As a result of these amendments, and the related delays and increased time and resources spent by the Company in completing these studies, Bayer has agreed to provide additional reimbursement for internal FTE costs for the period 2010-2012. Reimbursement for internal FTE costs was not provided for under the original agreement.

In accordance with ASC 250, the extension of the amortization period was treated as a change in accounting estimate and was accounted for prospectively.

Q4 2010:

During the fourth quarter of 2010, the Company reviewed the status of studies 119-101 and 119-103 and determined that the current amortization period ending in June 2012 was still appropriate. Accordingly, the Company continued to recognize the upfront license fee over the 38-month period.

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Q1 2011:

Study 119-101 was completed during the first quarter of 2011. Study 119-103 is ongoing. Based on current enrollment rates, the Company believes that the estimated completion date of June 2012 for study 119-103 is still reasonable. Accordingly, the Company will continue to recognize the upfront license fee over the 38-month period.

The Company believes that the completion timeline for study 119-103 is a reasonable basis for estimating the dates of completion of its remaining obligations under the License Agreement and thus the amortization period for the remaining unamortized license fee. This is due to the fact that the estimated completion date of study 119-103 now incorporates the significant actual enrollment experienced in this study to date and that MTD was identified in study 119-103. Further, study 119-101 is complete and can no longer impact the amortization period. In addition, the number and magnitude of ongoing Bayer design changes to study 119-103 have significantly declined and are no longer expected to have a material impact on future estimated completion dates.

Comment:	4. You disclose that Bayer notified you during the fourth quarter that the first milestone for BAY 86-9766 had been achieved and that as a result you accrued $15 million for the milestone as revenue and that in the fourth quarter of 2010 you early adopted the provisions of ASU 2010-17, Revenue Recognition – The Milestone Method. Please address the following:

•

Provide us with your analysis that supports the recognition of this milestone, including the specific milestone achieved and the facts and circumstances most relevant to your accounting for this transaction;

•

Tell us how your policy herein “Revenue from milestone payments will be recognized upon achievement of the milestone only if the milestone payment is nonrefundable, substantive effort is involved in achieving the milestone, the amount of the milestone is reasonable in relation to the effort expended or the risk associated with the achievement of the milestone and the milestone is at risk for both parties” complies with each of the three criteria in ASC 605-28-25-2;

•	Provide the disclosures required by ASC 605-28-50-2; and

•

Tell us how your policy in Note 2 Summary of Significant Accounting Policies Revenue Recognition on page F-8 that “Revenue from milestones is recognized when earned, as evidenced by written acknowledgement from the collaborator or other persuasive evidence that the milestone has been achieved, provided that the milestone event is substantive and its achievability

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was not reasonably assured at the inception of the applicable agreement” is consistent with that discussed in the second bullet above, and that what you refer to as milestones complies with all of the characteristics discussed in ASC 605-28-20.

Response:

The Company’s analysis supporting the recognition of the milestone in the fourth quarter of 2010 is as follows:

In December 2010, the Company received confirmation from Bayer that the first milestone for the MEK inhibitor program (initiation of a Phase 2 trial) had been achieved. ASC 605-28-20 defines a milestone as an event having the following characteristics (with Company commentary in italics below each characteristic):

•

There is substantive uncertainty at the date the arrangement is entered into that the event will be achieved. A vendor’s assessment that it expects to achieve a milestone does not necessarily mean that there is not substantive uncertainty associated with achieving the milestone.

At the time that the License Agreement was entered into, there was substantive uncertainty whether the Phase 2 study would be initiated. The initiation of the Phase 2 study was dependent upon successful results from study 119-103, with Bayer (as opposed to the Company) having the ability to make the commercial decision, as well as being in an operational position, to initiate the study.

•	The event can only be achieved based in whole or in part on either: (a) the vendor’s performance; or (b) a specific outcome resulting from the vendor’s performance.

As noted above, the initiation of the Phase 2 study was dependent upon the successful identification of MTD in study 119-103, for which Ardea was responsible.

•	If achieved, the event would result in additional payments being due to the vendor.

If the Phase 2 study was initiated by Bayer, then Bayer was obligated to pay the Company an additional payment of $15M.

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In accordance with Accounting Standards Update No. 2010-17, Revenue Recognition – Milestone Method (Topic 605): Milestone Method of Revenue Recognition (ASC 605-28-25-2), an entity can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria listed below (with Company commentary in italics below each listed criterion):

1.	Be commensurate with either (a) the vendor’s performance to achieve the milestone or (b) the enhancement of value of the item delivered as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone;

The initiation of the Phase 2 trial for RDEA119 required the Company to first identify the MTD from study 119-103 and provide these results to Bayer. Until the Company was able to provide these results to Bayer, the Phase 2 study could not be initiated. The identification of MTD in study 119-103 was an important step in the development process of the RDEA119 compound.

The $15M received for the achievement of the first milestone was commensurate with the Company’s performance and also the enhancement of value of the RDEA119 compound. The structure of our License Agreement and the values assigned to the development and commercialization milestones included in the agreement are very comparable to those seen in similar cancer therapeutic collaborations between large pharmaceutical companies like Bayer and small to mid-sized biotechnology companies like Ardea. The initiation of a Phase 2 clinical trial in significant indications such as primary liver cancer are important events that drove substantial increases in program value when quantified using various valuation methodologies. Given that other successful therapeutics in the field of primary liver cancer are currently generating annual world wide revenues of from $250 million to $500 million, this milestone amount is reasonable and commensurate with the value enhancement realized by the initiation of a Phase 2 clinical trial. See item #3 below for further details on the consideration for the first milestone in comparison to the other milestone amounts and the total consideration for the License Agreement.

2.	Relate solely to past performance; and

The work performed to date by the Company, including the identification of MTD in study 119-103, enabled Bayer to initiate the Phase 2 study in December 2010. There are no further obligations or performance requirements for the Company with respect to this milestone.

3.	Be reasonable relative to all deliverables and payment terms in the arrangement.

The $15M milestone for initiation of the Phase 2 study is reasonable based on the other deliverables and payment terms in the License Agreement. The total potential consideration under the agreement is approximately $407M (excluding royalties), so the

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first milestone represents approximately 4% of the total compensation. Since the initiation of the Phase 2 study is not as important of a milestone in the development of the RDEA119 compound, compared to the other milestones (i.e. filing the first NDA and first commercial sale), this milestone appears reasonable and proportionate relative to these other deliverables.

Based on the above analysis, the Company concluded that the milestone is substantive and that the consideration should be recognized entirely in Q4 2010 when the milestone was achieved.

As requested, the following are the financial statement footnote disclosures required by ASC 605-28-50-2 together with the Company’s responses as to how Ardea addressed each disclosure requirement:

1.	A description of the overall arrangement. – Footnote 8 includes a description of the License Agreement with Bayer but does not include the specific details for which the Company was granted confidential treatment. The disclosure includes a general description of the transaction, the types of compensation the Company is eligible to receive and the most significant obligations for which the Company is responsible under the License Agreement.

2.	A description of each milestone and related contingent consideration. – Footnote 8 discloses the specific amount of the upfront license fee but only includes the aggregate total that the Company is eligible to receive upon achievement of all development, regulatory and sales-based milestones and not the individual milestone amounts. The Company was granted confidential treatment of the specifics for each milestone.

3.	A determination of whether each milestone is considered substantive. – Footnote 8 does not include a description of each milestone for which the Company is eligible under the License Agreement as the Company was granted confidential treatment of these terms of the License Agreement. The disclosure does include the criteria used by the Company to determine if the milestones are considered substantive (see #4 below). In addition, footnote 8 includes a statement that if the conditions listed in #4 below are not met recognition of the milestone will be deferred.

4.

The factors that the entity considered in determining whether the milestone or milestones are substantive. – The following factors are used by the Company to determine if a milestone is considered to be substantive: (a) non-refundable, (b) substantive effort is involved in achieving the milestone, (c) the amount of the

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milestone is reasonable in relation to the effort expended or the risk associated with achievement of the milestone, and (d) the milestone is at risk for both parties. These conditions were disclosed in footnote 8.

5.	The amount of consideration recognized during the period for the milestone or milestones. – Footnote 8 includes the following statement “In accordance with ASC Topic 605, Revenue Recognition, the Company recorded the $15 million milestone as revenue in the fourth quarter of 2010.”

The following information addresses the comments in the second and fourth bullets of the Staff’s comment:

As noted above in the Company’s milestone accounting analysis, prior to determining the accounting treatment for the milestone achieved in December 2010 the Company evaluated the milestone with respect to the three criteria included in ASC 605-28-25-2 and the characteristics discussed in ASC 605-28-20. The Company believes that the disclosure included in footnote 2 and footnote 8 complies with the requirements of ASC 605-28 “Milestones.” The footnote 2 disclosure focuses more on the characteristics used to determine if milestone accounting can be applied, while footnote 8 focuses more on the criteria used by the Company to evaluate whether a milestone is considered substantive.

* * * * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact the undersigned at (858) 652-6523 with any questions or further comments you may have regarding this letter.

Respectfully submitted,

/s/ John W. Beck
John W. Beck
Senior Vice President, Finance & Operations
Chief Financial Officer

Cc:	Barry D. Quart, Pharm.D. President & Chief Executive Officer
Steve Rappatoni - Partner, Marcum, LLP

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